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                                                                 PAGE  1  OF  9
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

SCHEDULE 13G. INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(B) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Repeater Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   76027U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 --------------


         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                  [ ]     Rule 13d-1 (b)

                  [ ]     Rule 13d-1 (c)

                  [X]     Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).


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                                                              PAGE   2   OF   9
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CUSIP No. 76027U102
                                  13G/A

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Citiventure 96 Partnership, L. P.
                  IRS Number:  N/A

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)       [ ]
                                           (b)       [X]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         Cayman Islands Limited Partnership

         Number of Shares           (5)      Sole Voting Power
         Beneficially                        None
         Owned by                   (6)      Shared Voting Power
         Each Reporting                      2,164,656
         Person With                (7)      Sole Dispositive Power
                                             None
                                    (8)      Shared Dispositive Power
                                             2,164,656

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,164,656

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 [ ]

(11)     Percent of Class Represented by Amount in Row (9)
         9.33%

(12)     Type of Reporting Person (See Instructions)

         P.N.


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                                                              PAGE   3   OF   9
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CUSIP No. 76027U102
                                  13G/A

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Chancellor Citiventure 96 Partner, L. P.
                  IRS Number:  N/A

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                    (a)       [ ]
                                    (b)       [X]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         State of Delaware, USA

         Number of Shares           (5)     Sole Voting Power
         Beneficially                       None
         Owned by                   (6)     Shared Voting Power
         Each Reporting                     2,164,656
         Person With                (7)     Sole Dispositive Power
                                            None
                                    (8)     Shared Dispositive Power
                                            2,164,656

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,164,656

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)         [ ]

(11)     Percent of Class Represented by Amount in Row (9)
         9.33%

(12)     Type of Reporting Person (See Instructions)

         P.N.


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                                                            PAGE   4   OF   9
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CUSIP No. 76027U102
                                  13G/A

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  INVESCO Private Capital Investments, Inc.
                  IRS Number:  13-4147424

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)       [ ]
                                           (b)       [X]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         State of Delaware, USA

         Number of Shares           (5)     Sole Voting Power
         Beneficially                       None
         Owned by                   (6)     Shared Voting Power
         Each Reporting                     2,164,656
         Person With                (7)     Sole Dispositive Power
                                            None
                                    (8)     Shared Dispositive Power
                                            2,164,656

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,164,656

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 [ ]

(11)     Percent of Class Represented by Amount in Row (9)
         9.33%

(12)     Type of Reporting Person (See Instructions)

         C.O.

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                                                            PAGE   5   OF   9
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CUSIP No. 76027U102
                                  13G/A

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  INVESCO Private Capital, Inc.
                  IRS Number:  13-3725888

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                    (a)       [ ]
                                    (b)       [X]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         State of Delaware, USA

         Number of Shares           (5)     Sole Voting Power
         Beneficially                       None
         Owned by                   (6)     Shared Voting Power
         Each Reporting                     2,164,656
         Person With                (7)     Sole Dispositive Power
                                            None
                                    (8)     Shared Dispositive Power
                                            2,164,656

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,164,656

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)         [ ]

(11)     Percent of Class Represented by Amount in Row (9)
         9.33%

(12)     Type of Reporting Person (See Instructions)

         I.A.


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                                                              PAGE   6   OF   9
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ITEM 1 (A)  NAME OF ISSUER:
            Repeater Technologies, Inc.

ITEM 1 (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1150 Morse Avenue, Sunnyvale, CA  94089

ITEM 2 (A)  NAME OF PERSON(S) FILING:
(1)         Citiventure 96 Partnership, L. P.*
(2)         Chancellor Citiventure 96 Partner, L. P.*
(3)         INVESCO Private Capital Investments, Inc.*
(4)         INVESCO Private Capital, Inc.

This filing amends the statement on Schedule 13G filed on January 31, 2001 to add the entities marked above with an asterisk as persons who may share beneficial ownership of the shares with the other joint filers named above. There is no change to the aggregate amount of Repeater Technologies, Inc. shares reported.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            1166 Avenue of the Americas, New York, NY  10036

ITEM 2 (C)  CITIZENSHIP:
            (1)  -  Organized under the laws of the Cayman Islands Limited
                    Partnership
            (2 - 4) Organized under the laws of the State of Delaware, USA

ITEM 2 (D)  TITLE OF CLASS OF SECURITIES
            Common Stock

ITEM 2 (E)  CUSIP NUMBER:   76027U102
                            ---------

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: (NOT APPLICABLE)
(a)  [ ]  Broker or Dealer registered under Section 15 of the Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.
(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
(g)  [ ]  Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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                                                              PAGE   7   OF  9
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ITEM 4  (A) - (C)  OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2) of this statement on
Schedule 13G is hereby incorporated by reference.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                 [ ]
Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Citiventure 96 Partnership, L. P. is the holder of record of 2,164,656 shares of Common Stock of the Company, representing approximately 9.33% of the Common Stock outstanding.

Chancellor Citiventure 96 Partner, L. P., as the sole General Partner of Citiventure 96 Partnership, L.P., and INVESCO Private Capital Investments, Inc. as the sole General Partner of Chancellor Citiventure 96 Partner, L. P. may also be deemed to have voting and investment power with respect to such securities.

INVESCO Private Capital, Inc., as investment adviser to Citiventure 96 Partnership, L. P., has the discretionary authority to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies and to direct the voting of such securities. As a result, INVESCO Private Capital, Inc. may also be deemed to have dispositive power and voting power with respect to the subject securities.

Exhibit A. Agreement of Joint Filing, dated February 1, 2001, among the Filing Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
Not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.
Not applicable.


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                                                              PAGE   8   OF  9
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ITEM 10  CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 2001
-----------------------------------------------
(Date)

Citiventure 96 Partnership, L. P.
By its General Partner:

Chancellor Citiventure 96 Partner, L. P.
By its General Partner:

INVESCO Private Capital Investments, Inc.


/s/ Luis A. Aguilar
-----------------------------------------------
Luis A. Aguilar,
as General Counsel for
INVESCO Private Capital Investments, Inc. and
INVESCO Private Capital, Inc.


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                                                              PAGE   9   OF  9
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EXHIBIT A

                            AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock of Repeater Technologies, Inc., and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 1, 2001.



-----------------------------------------------
(Date)

Citiventure 96 Partnership, L. P.
By its General Partner:

Chancellor Citiventure 96 Partner, L. P.
By its General Partner:

INVESCO Private Capital Investments, Inc.


/s/ Luis A. Aguilar
-----------------------------------------------
Luis A. Aguilar,
as General Counsel for
INVESCO Private Capital Investments, Inc. and
INVESCO Private Capital, Inc.